

December 29, 2011

Philip D. Anderson
Chief Financial Officer
Spirit AeroSystems Holdings, Inc.
3801 South Oliver
Wichita, Kansas 67210

> **Re: Spirit AeroSystems Holdings, Inc.**
> **Form 10-Q for Fiscal Quarter Ended September 29, 2011**
> **Filed on November 4, 2011**
> **File No. 001-33160**

Dear Mr. Anderson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 29, 2011

Management's Discussion and Analysis, page 39

Operating Activities, page 49

1. Please quantify each factor cited as a reason for the variance in operating cash flows so that investors may understand the relative impact of each. In particular, clarify the overall net effect of inventory in terms of cash, for it appears that your current discussion of inventory and its components are in terms of both increases in and decreases to cash outflow for each individual aspect. In so doing, note that the net sum of the factors cited should substantially account for the amount of the variance.

2. Many of the items cited for the decrease in net cash used in operating activities appear to be noncash in nature, such as forward loss charges recognized, pricing and settlement adjustments mostly recorded as credits to deferred production, decrease in deferred production balances, and liquidation of customer advances. Note that the variance in operating cash flows should be in terms of items that affect cash. Please revise your analysis accordingly.

3.   You state that the decrease in operating cash outflow is primarily due to timing of trade payables and long-term liabilities. Please revise your analysis to discuss the reason for the timing and its relative impact.

4.   We note that you reported net cash used in operating activities in each interim period in 2011.   Accordingly, in addition to analyzing the variance in operating cash flows between periods, please discuss the reason for the net cash outflow for 2011 and its impact on your liquidity, working capital and operations. Include in your discussion how long you expect the net cash outflow to continue, and if it is to continue, your plans on achieving net cash inflow, as well as your view as to operating cash flows as a primary source of your liquidity and contributor to funding your operations, inventory growth, planned capital investments, research and development expenditures and scheduled debt service payments for the next twelve months.

5.   Please provide us with a copy of your intended disclosure in regard to net cash flows of operating activities revised for the above comments as appropriate.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

                                                    Sincerely,

                                                    Lyn Shenk
                                                    Branch Chief